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        99CENTS ONLY STORES ANNOUNCES COMMENCEMENT OF EXCHANGE
         OFFER FOR UNIVERSAL INTERNATIONAL, INC. COMMON STOCK


     City of Commerce, California--August 7, 1998. 99CENTS Only Stores (NYSE:NDN) announced today that it has received approval from the Securities and Exchange Commission and has commenced its previously announced Exchange Offer to purchase all of the outstanding common stock of Universal International, Inc. (Nasdaq:UNIV). Universal sells quality close-out merchandise in both its 73 Only Deals and Odd's-N-End's retail stores.

     Pursuant to the Exchange Offer, 99CENTS Only Stores is offering to exchange for each 16 shares of Universal common stock and the associated common share purchase rights, one share of 99CENTS Only Stores Common Stock.

     99CENTS Only Stores currently owns approximately 48% of the outstanding shares of Universal common stock and is seeking in the Exchange Offer to acquire all of the other shares currently held by other investors.

     The Exchange Offer will expire at 5:00 p.m. on September 16, 1998, unless extended by 99CENTS Only Stores. The Exchange Offer is subject to certain conditions including the condition that 99CENTS Only Stores receive tenders, not subsequently withdrawn, of a sufficient number of shares of Universal common stock to increase its ownership of Universal to at least 80% (on a fully diluted basis) and that the stockholders of Universal approve an amendment to the bylaws of Universal at a special meeting scheduled to be held on September 15, 1998.

     A proxy statement/prospectus, letter of transmittal and related materials containing instructions for tendering Universal Common Stock in the Exchange Offer are being distributed to all holders of Universal Common Stock. Piper Jaffray Inc. is the Dealer Manager for the Exchange Offer. American Stock Transfer & Trust Company is the exchange agent.

     Copies of the proxy statement/prospectus, letter of transmittal and related materials containing instructions for tendering Universal Common Stock may also be obtained by contacting MacKenzie Partners, Inc., the information agent, at (800) 322-2885.

     In addition, 99CENTS Only Stores anticipates distribution of proxy materials related to a previously announced proposed merger with Odd's-N-End's, promptly after final approval by the Securities and Exchange Commission, with subsequent closing expected to be in September. Universal currently owns 54.8% of the outstanding stock of Odd's-N-Ends.

     99CENTS Only Stores, the nations' oldest existing one-price retailer, operates 57 retail stores, all in Southern California. The 99CENTS Only Stores expects to open seven additional stores in the second half of 1998. Since July, 99CENTS Only Stores has secured four new locations, including one in the San Diego area. The Company now has seven secured locations.

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     This press release contains forward-looking statements, as referenced in the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements are inherently unreliable and actual results may differ. Factors which could cause actual results to differ materially from these forward-looking statements include, changes in the competitive market place, general economic conditions, factors affecting the retail industry in general, the timing of new store openings, the ability of the company to acquire inventory at favorable costs and other factors discussed in the company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  99CENTS Only Stores, City of Commerce, CA
          Eric Schiffer, Senior Vice President-Finance
          (213) 881-9912